
SEC MAIL PROCESSING
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MAR - 1 2007
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07005640

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31078

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Brauvin Securities, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 North LaSalle Street, Suite 3100
(No. and Street)

Chicago	Illinois	60602-2576
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James L. Brault 312-759-7660
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606-3392
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 2 9 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, James L. Brault, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brauvin Securities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the 28 day of February, 2007

Notary Public


OFFICIAL SEAL
DEBBIE A KERSHNER
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:07/28/09

Signature

Vice President

Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

McGladrey & Pullen

Certified Public Accountants

Brauvin Securities, Inc.

Statement of Financial Condition

December 31, 2006

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934

Brauvin Securities, Inc.
Table of Contents
December 31, 2006

McGladrey & Pullen

Certified Public Accountants

Independent Auditors' Report

Board of Directors of
Brauvin Securities, Inc.

We have audited the accompanying statement of financial condition of Brauvin Securities, Inc. as of December 31, 2006 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Brauvin Securities, Inc. as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 28, 2007

Brauvin Securities, Inc.
Statement of Financial Condition
December 31, 2006

Assets

Cash	$ 7,729
Due from affiliates	3,036
Total assets	**$ 10,765**

Liabilities and Shareholders' Deficit

Liabilities	
Accounts payable and accrued expenses	$ 791
Liabilities subordinated to claims of general creditors	20,000
Shareholders' deficit	
Common stock	60
Additional paid in capital	36,311
Accumulated deficit	(46,397)
Total shareholders' deficit	(10,026)
Total liabilities and shareholders' deficit	**$ 10,765**

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—Brauvin Securities, Inc. (the "Company") is an Illinois corporation formed on December 3, 1983. The Company is a securities broker-dealer registered with the National Association of Securities Dealers ("NASD").

Use of Estimates—The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 2 Transactions with Affiliates

The Company is provided office space and other services by an affiliate. The affiliate has agreed to make capital contributions for all expenses incurred by the Company.

As a result of a lawsuit that was settled during 1997 in favor of the Company, the Company was required to pay expenses of $15,540. On May 30, 1997, the Company entered into a loan agreement with a shareholder to pay the required expenses, which the NASD subsequently approved as a satisfactory subordinated loan agreement, as defined by the NASD, effective July 24, 1997. In accordance with the subordinated loan agreement, accrued interest was considered additional subordinated capital for the purposes of computing net capital as described in Note 4. On August 29, 2000, the NASD approved a new subordinated loan agreement with the same shareholder for $20,000, replacing the initial loan, which was simultaneously paid upon approval by the NASD in the amount of $15,540. The subordinated loan agreement was to mature on August 30, 2005 and accrues interest at a rate of 1.12 percent per annum. During 2004, NASD approved an extension of the maturity date until August 30, 2010.

Note 3 Income Taxes

The Company has available for use in the future approximately $25,000 in net operating losses incurred for income tax purposes. Such losses expire in 2012.

Note 4 Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain minimum net capital. As defined under the rule, "minimum net capital" shall include the outstanding principal amount of the satisfactory subordinated loan agreement. Under this rule, the Company is required to maintain "minimum net capital" equivalent to the greater of $5,000 or 6-2/3 percent of "aggregate indebtedness," as these terms are defined. At December 31, 2006, the Company had net capital, as defined, of $6,938, which was $1,938 in excess of its required net capital. The net capital requirements may effectively restrict the payment of cash dividends and the repayment of liabilities subordinated to the claims of general creditors.

END